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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

Exchange Act of 1934 (the "Act")

May 26, 2003

ASPEN GROUP RESOURCES CORPORATION

(Exact name of Registrant as specified in its Charter)

Yukon, Canada (State or other jurisdiction of incorporation or organization)	0-28814 (Commission File Number)	98-0164357 (I.R.S. Employer Identification No.)

One North Hudson,  Suite 1000

Oklahoma City, Oklahoma 73102

(Address of principal executive offices)

Telephone Number (405) 278-8800

(Registrant's telephone number, including area code)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  May 26, 2003

ASPEN GROUP RESOURCES CORPORATION

(Registrant)

By: s/s  Robert Calentine

Name:  Robert Calentine

Title:  Chief Executive Officer

Page #

INDEX OF EXHIBITS

Exhibit 01

Newsrelease dated May 16, 2003

Exhibit 02

Material Change Report dated May 16, 2003

Exhibit 03

Notice of Default dated May 16, 2003

Exhibit 04

Newsrelease dated May 20, 2003

Exhibit 05

Newsrelease dated May 23, 2003

Exhibit 06

Material Change Report dated May 23, 2003